Exhibit 99(d) Energy Future Intermediate Holding Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Twelve Months Ended March 31, 2012	Twelve Months Ended March 31, 2011
Net income	$86	$90	$413	$288
Income tax expense	17	23	67	5
Interest expense and related charges	107	82	373	323
EBITDA	$210	$195	$853	$616
Oncor Holdings distributions	36	16	136	155
Interest income	(153)	(145)	(560)	(352)
Equity in earnings of unconsolidated subsidiary (net of tax)	(57)	(50)	(293)	(264)
Other	—	(1)	1	—
Adjusted EBITDA per Incurrence Covenant	$36	$15	$137	$155
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	350	336	1,537	1,358
Adjusted EBITDA per Restricted Payments Covenant	$386	$351	$1,674	$1,513